August 12, 2013

Mary A. Cole
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.
Registration Statement on Form N-2 filed March 29, 2013
File Nos.: 333-187642; 814-00998

Dear Ms. Cole:

Goldman Sachs BDC, Inc. (the “Company”) hereby confirms that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to call me at (203) 983-2505.

Sincerely,

/s/ Jonathan Lamm
Jonathan Lamm
Chief Financial Officer and Treasurer

cc:	Jason Colombo, Esq. (Goldman Sachs Asset Management, L.P.)
Paul D. Tropp, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)